May 17, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  John M. Ganley

Re:                               New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.
Registration Statement on Form N-2 (File Nos. 333-168280 and 333-172503)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form N-2 (File Nos. 333-168280 and 333-172503) (the “Registration Statement”), we hereby advise you that between May 16, 2011 and the date hereof approximately 10,226 copies of the preliminary prospectus dated May 16, 2011 (the “Preliminary Prospectus”) were distributed to prospective underwriters, institutional investors and retail investors.

The foregoing information with respect to the distribution of the Preliminary Prospectus is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the request for acceleration of the effective date of the Registration Statement.

We have been informed by participating underwriters that they have delivered, or will deliver not less than 48 hours prior to the time they expect to mail confirmations of sale, a preliminary prospectus complying with Rule 430 under the Securities Act.  We have further been informed by participating underwriters that they will comply with the other requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act, each of the undersigned, as a representative of the prospective underwriters of the above captioned securities, hereby joins in the request of New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C. that the effective date of the Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time on May 19, 2011, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

Wells Fargo Securities, LLC

By:	/s/ Richard Tobin
Richard Tobin

Name:	Richard Tobin
Title:	Managing Director

Morgan Stanley & Co. Incorporated

By:	/s/ Jon Redmond
Jon Redmond

Name:	Jon Redmond
Title:	Executive Director

New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.

787 7th Avenue, 48th Floor

New York, NY 10019
Tel:  (212) 720-0300

May 17, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention: John Ganley

Re:          New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.

Registration Statement

Nos. 333-168280 and 333-172503

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), New Mountain Finance Corporation, a Delaware corporation, and New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Companies”), hereby request that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 4:00 p.m., EST, on May 19, 2011, or as soon thereafter as it is practicable.  By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Companies acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Companies may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

New Mountain Finance Corporation

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco

	Title:	Chief Compliance Officer and Secretary

New Mountain Finance Holdings, L.L.C.

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco

	Title:	Chief Compliance Officer and Secretary